UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: April 28, 2011

For immediate release

April 28, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Announcement of Dividends from Retained Earnings (Year-end dividend)

Makita Corporation announces that its Board of Directors, at a meeting held today, has resolved on the following scheduled year-end cash dividend as of the date of record on March 31, 2011.

The proposed dividend will be finalized by the Shareholders’ meeting on June 28, 2011.

1. Dividend details

Yen
	Scheduled dividend		Previous forecast	Dividend paid fiscal year ended March 31, 2010
Record date	March 31, 2011		March 31, 2011	March 31, 2010
Dividend per share	51.00 yen		—	37.00 yen
Total amount of dividends	7,026 million yen		—	5,097 million yen
Effective date	June 29, 2011 (Proposed	)	—	June 28, 2010
Resource for dividends	Retained earnings		—	Retained earnings

2. Reason

The Company’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. For the term under review, taking into consideration this basic policy and the future business environment, the company plans to propose that the annual cash dividend of 66 yen. The year-end cash dividend after deduction of the interim cash dividend of 15 yen, is calculated to 51 yen per share.

(Reference)

	Yen
	Dividend per share
	Interim	Year-end	Annual
Date of record
Fiscal year ended March 31, 2011	15.00	51.00	66.00
Previous year ended March 31, 2010	15.00	37.00	52.00

English Translation of press release originally issued in Japanese language